SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON,  D.C.  20549

                                  SCHEDULE  13D

                 UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934*

                               DOCPLANET.COM,  INC.
                                (NAME  OF  ISSUER)

                           COMMON STOCK, NO PAR VALUE
                      (TITLE  OF  CLASS  OF  SECURITIES)


                                  (CUSIP  NUMBER)

               CHARLES  R.  DRUMMOND                         Copies  to
               3000  W.  WARNER  AVENUE                      ----------
         SANTA  ANA,  CALIFORNIA  92704-5311           THOMPSON  KNIGHT  BROWN
                  (714)  754-5800                      PARKER &  LEAHY  L.L.P.
                                                      1200  SMITH,  SUITE  3600
                                                         HOUSTON,  TX  77002
                                                        ATTN:  DALLAS  PARKER
                                                           (713)  654-8111
(NAME,  ADDRESS  AND  TELEPHONE  NUMBER  OF  PERSON
AUTHORIZED  TO  RECEIVE  NOTICES  AND  COMMUNICATIONS)


                                   MARCH  14,  2000
                    (DATE  OF  EVENT  WHICH  REQUIRES  FILING
                                 OF  THIS  STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE:  Schedules  filed in paper format shall include a signed original and five
copies  of  the  schedule, including all exhibits.  See   240.13d-7(b) for other
parties  to  whom  copies  are  to  be  sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.                         SCHEDULE  13D

(1)  Names  of Reporting Persons, I.R.S. Identification Nos. of Above Persons

          DRUMMOND LAND AND CATTLE COMPANY
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
(3)  SEC  Use  Only

--------------------------------------------------------------------------------

(4)  Source  of  Funds  (See  Instructions)                                  OO*

--------------------------------------------------------------------------------

(5)  Check  if  Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or  2(e)                                                     [_]

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization     DRUMMOND  LAND  AND CATTLE COMPANY
                                              IS A GENERAL PARTNERSHIP ORGANIZED
                                              UNDER  THE  LAWS  OF  THE STATE OF
                                              OKLAHOMA

--------------------------------------------------------------------------------

Number of                              (7) Sole  Voting  Power         1,230,640
                                       -----------------------------------------
Shares Benficially                     (8) Shared  Voting  Power            NONE
                                       -----------------------------------------
Owned by Each                          (9) Sole Dispositive Power      1,230,640
                                       -----------------------------------------
Reporting Person With                  (10) Shared Dispositive Power        NONE
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       1,230,640

--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [_]

--------------------------------------------------------------------------------

(13)  Percent  of  Class  Represented  by Amount in Row (11)               16.4%

--------------------------------------------------------------------------------

(14)  Type  of  Reporting  Person  (See  Instructions)                        PN

--------------------------------------------------------------------------------


* received as a gift

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ITEM  1.  SECURITY  AND  ISSUER.

     This statement relates to shares of common stock, no par value per share (the "Common Stock"), of DocPlanet.com, Inc. (the "Company") (formerly named docsales.com, Inc., whose former name was Golden Pharmaceuticals, Inc., whose former name was Benedict Nuclear Pharmaceuticals, Inc.). The Company's principal executive office is located at 3000 W. Warner Avenue, Santa Ana, California 92704-5311.

ITEM  2.  IDENTITY  AND  BACKGROUND.

     This statement is being filed on behalf of Drummond Land and Cattle Company ("DLCC"). The principal business of DLCC is an Oklahoma general partnership cattle ranching. The principal business address and principal office address of DLCC is 623 Kihekah, Pawhuska, Oklahoma 74056.

     The  partners of DLCC are Charles R. Drummond, Ladd A. Drummond and Timothy
E. Drummond (the "Partners"). The principal occupations and business addresses of the Partners are as follows:

Name  and  Business  Address               Occupation
----------------------------               ----------

Charles  R.  Drummond                      Chairman, Chief Executive Officer and
3000  W.  Warner  Avenue                   Treasurer  of the  Company
Santa Ana, California 92704-5311

Ladd  A.  Drummond                         Partner  of  DLCC
623  Kihekah
Pawhuska,  Oklahoma  74056

Timothy  E.  Drummond                      Partner  of  DLCC
623  Kihekah
Pawhuska,  Oklahoma  74056


     During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the parties listed in this
Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     The  Partners  are  citizens  of  the  United  States.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     On March 14, 2000, DLCC received 1,230,640 shares of Common Stock as a gift from Charles R. Drummond. On the same date, Timothy E. Drummond and Ladd A. Drummond received 999,950 and 1,000,464 shares of Common Stock, respectively, as gifts from Charles R. Drummond. As partners of DLCC, the Partners may also be deemed beneficial owners of the 1,230,640 shares of Common Stock owned by DLCC.

ITEM  4.  PURPOSE  OF  TRANSACTION.

     The shares of Common Stock with respect to which this filing is made were acquired for investment purposes.

     DLCC currently has no plan, proposal or intention which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule  13D.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     As of the date hereof, DLCC is the beneficial owner of 1,230,640 shares of the Common Stock of the Company. As of the date hereof, there are 7,521,311 shares of Common Stock outstanding, and on such basis, DLCC beneficially owns 16.4% of the Company's outstanding shares of Common Stock. DLCC has the sole power to vote, direct the vote, dispose of or direct the disposition of all shares of the Company's Common Stock that it currently beneficially owns.

     The Partners may be deemed to be the beneficial owners of the 1,230,640 shares of Common Stock beneficially owned by DLCC. In addition, Charles R.
Drummond directly owns 1,000,000 shares of Common Stock in his individual capacity which constitutes approximately 13.3% of the Company's outstanding shares; Timothy E. Drummond directly owns 999,950 shares of Common Stock in his individual capacity which constitutes approximately 13.3% of the Company's outstanding shares; Ladd A. Drummond directly owns 1,000,464 shares of Common Stock in his individual capacity which constitutes approximately 13.3% of the Company's outstanding shares. Each of the Partners has the sole power to vote, direct the vote, dispose of or direct the disposition of all shares of the Company's Common Stock that it currently directly owns.

     Except as otherwise described herein, DLCC and the Partners have not effected any transaction in shares of Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     DLCC and the Partners have no contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Company.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     No  exhibits  are  being  filed  with  this  statement.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August  21,  2000



By:/s/  Charles  R.  Drummond
   --------------------------
        General  Partner

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